UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Wireless Telecom Group, Inc.

(Name of Issuer)

Common stock, $0.01 par value per share

(Title of Class of Securities)

976524108

(CUSIP Number)

Alan Bazaar
Hollow Brook Wealth Management, LLC
420 Lexington Avenue, Suite 2840
New York, NY 10170
(212) 364-1840

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

- with copies to -

Matthew S. Eisenberg

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT 06901

April 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

CUSIP No. 976524108

1

NAMES OF REPORTING PERSONS

Hollow Brook Wealth Management, LLC

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

[   ]

(b)

[ X]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

OO

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

NUMBER OF SHARES

7

SOLE VOTING POWER

0

BENEFICIALLY OWNED BY

8

SHARED VOTING POWER

1,859,597

EACH REPORTING PERSON

9

SOLE DISPOSITIVE POWER

0

WITH

10

SHARED DISPOSITIVE POWER

1,859,597

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,859,597

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)

[   ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

14

TYPE OF REPORTING PERSON (see Instructions)

IA

CUSIP No. 976524108

1

NAMES OF REPORTING PERSONS

E. Wayne Nordberg

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

[   ]

(b)

[ X  ]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

OO

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES

7

SOLE VOTING POWER

0

BENEFICIALLY OWNED BY

8

SHARED VOTING POWER

1,859,597

EACH REPORTING PERSON

9

SOLE DISPOSITIVE POWER

0

WITH

10

SHARED DISPOSITIVE POWER

1,859,597

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,859,597

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)

[   ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

14

TYPE OF REPORTING PERSON (see Instructions)

IN, HC

CUSIP No. 976524108

1

NAMES OF REPORTING PERSONS

Philip E. Richter

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

[   ]

(b)

[ X  ]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

PF, OO

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES

7

SOLE VOTING POWER

23,717

BENEFICIALLY OWNED BY

8

SHARED VOTING POWER

1,859,597

EACH REPORTING PERSON

9

SOLE DISPOSITIVE POWER

23,717

WITH

10

SHARED DISPOSITIVE POWER

1,859,597

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,883,314

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)

[   ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14

TYPE OF REPORTING PERSON (see Instructions)

IN, HC

CUSIP No. 976524108

1

NAMES OF REPORTING PERSONS

Alan L. Bazaar

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

[   ]

(b)

[ X  ]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

PF, OO

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES

7

SOLE VOTING POWER

95,345

BENEFICIALLY OWNED BY

8

SHARED VOTING POWER

1,859,597

EACH REPORTING PERSON

9

SOLE DISPOSITIVE POWER

95,345

WITH

10

SHARED DISPOSITIVE POWER

1,859,597

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,954,942

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)

[   ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%

14

TYPE OF REPORTING PERSON (see Instructions)

IN, HC

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Items 4 and 7 to reflect changes to the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 19, 2016 (the “Schedule 13D”) relating to shares of common stock of Wireless Telecom Group, Inc., a New Jersey corporation (the “Issuer”).  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.  The purposes of this Amendment No. 1 are: to correct the percentages of the Common Stock beneficially owned by the Reporting Persons reported on the cover pages hereto and in Item 5 hereof, to reflect a reduction in the number of issued and outstanding shares of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”), as a result of share repurchases effected by the Issuer in the last quarter of 2015; and to clarify in Item 4 that certain shares held by one of the Reporting Persons were acquired pursuant to a grant by the Issuer (as indicated in Item 3).

Item 4. Purpose of the Transaction

The first paragraph of Item 4 is hereby amended and restated as follows:

“The Stockholders acquired the shares of Common Stock owned by them on the open market or pursuant to grants by the Issuer.  The shares of Common Stock are held by the Stockholders for investment purposes.”

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

“(a) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name of Reporting Person	Number of Shares	Percentage of Class
Hollow Brook Wealth Management, LLC	1,859,597	10.0%
E. Wayne Nordberg	1,859,597	10.0%
Philip E. Richter	1,883,314	10.1%
Alan Bazaar	1,954,942	10.5%

The approximate percentages of shares of common stock reported as beneficially owned by the Reporting Persons are based upon 18,593,013 shares outstanding on March 29, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

The Reporting Persons have been advised by the Issuer that the number of shares outstanding on December 31, 2015 was 18,636,008.  Had this number been used on the original version of this Schedule 13D, the reported percentage ownership would have been as follows: HBWM: 9.9%; Mr. Nordberg: 9.9%; Mr. Richter: 10.1%; and Mr. Bazaar: 10.5%.”

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Signature:

Dated: May 3, 2016

Entities:

Hollow Brook Wealth Management LLC

By:

/s/  E. Wayne Nordberg

E. Wayne Nordberg, as

Chairman for the

above-listed entity

Individuals:

By:

/s/  E. Wayne Nordberg

E. Wayne Nordberg

By:

/s/  Philip E. Richter

Philip E. Richter

By:

/s/  Alan L. Bazaar

Alan L. Bazaar